UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SCHEDULE 13E-3

§ 240.13e-100.

Schedule 13E-3 [§ 240.13e-3], Rule 13e-3 Transaction Statement Pursuant to Section 13(e) of the Securities Exchange Act of 1934 and Rule 13e-3 [§ 240.23e-3] thereunder.

RULE 13e-3 TRANSACTION STATEMENT
(Pursuant to Section 13(e) of the Securities Exchange Act of 1934)

VINEYARD OIL & GAS COMPANY
(Name of the Issuer)

VINEYARD OIL & GAS COMPANY
(Name of Person(s) Filing Statement)

Common Stock, without par value
(Title of Class of Securities)

None
(CUSIP Number of Class of Securities)

Steve Millis, President, Vineyard Oil & Gas Company
10299 West Main Road, North East, PA 16428-0391
(814) 725-8742
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Person(s) Filing Statement)

This statement is filed in connection with (check the appropriate box):

☒ a. The filing of solicitation materials or an information statement subject to Regulation 14A [17 CFR 240.14a-1 to 240.14b-1], Regulation 14C [17 CFR 240.14c-1 to 240.14c-101] or Rule 13e-3(c) [§ 240.13e-3(c)] under the Securities Exchange Act of 1934.

☐ b. The filing of a registration statement under the Securities Act of 1933.

☐ c. A tender offer.

☐ d. None of the above.

☒ Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☒

Calculation of Filing Fee

Transaction valuation*	$202,749	Amount of filing fee $16.40

*Set forth the amount on which the filing fee is calculated and state how it was determined.

☐ Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

 Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

Amount Previously Paid: -0-

Form or Registration No.:

Filing Party: Vineyard Oil & Gas Company

Date Filed: September 12, 2003

Instruction: Eight copies of this statement, including all exhibits, should be filed with the Commission.

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